================================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For January 25, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

                               ----------------

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

                               ----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
----                                                                       ----
1.   Press Release entitled "ALBRAS Resumes Production at
     Full Capacity", dated January 24, 2002............................      3

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Roberto Castello Branco
                                             -----------------------------------
                                             Name:  Roberto Castello Branco
                                             Title: Head of Investor Relations

Dated: January 25, 2002

                                                                          Item 1




[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


                   ALBRAS Resumes Production at Full Capacity

Rio de Janeiro, January 24, 2002 - Companhia Vale do Rio Doce (CVRD) informs that ALBRAS - Aluminio Brasileiro S. A. (Albras), a company in which its subsidiary Vale do Rio Doce S.A. - Aluvale (Aluvale) holds 51% of the total capital, resumed yesterday operation at full capacity, 406,000 tonnes. During the second half of 2001, Albras had to reduce production due to the energy rationing program in the North of Brazil.




-------------------------------------------------------------------------------
                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.